UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2015
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RAYONIER INC.
225 Water Street
Suite 1400
Jacksonville, Florida 32202
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2015 AND 2014
AND FOR THE YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Investment and Savings Plan for Salaried Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 24, 2016

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2015	2014
ASSETS
Investments:
Investments, at fair value (Notes 2 and 3)	$41,768,655	$50,791,785
Investments, at contract value (Note 2)	19,284,644	17,554,839
Total investments	61,053,299	68,346,624

Receivables:
Notes receivable from participants	314,614	326,902
Participant contributions	—	61,939
Employer contributions	21,736	25,158
Accrued interest and dividends	35,349	36,719
Total receivables	371,699	450,718

NET ASSETS AVAILABLE FOR BENEFITS	$61,424,998	$68,797,342

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2015
Participant contributions	$1,960,112
Interest and dividends (Note 4)	1,096,107
Employer contributions	1,024,054
Rollover contributions	110,634
Interest on notes receivable from participants	13,009
4,203,916

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	(4,803,978)
Distributions to participants	(6,772,282)
(11,576,260)

Net decrease	(7,372,344)

Net assets available for benefits:
Beginning of year	68,797,342
End of year	$61,424,998

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investments in both Rayonier Inc. and Rayonier Advanced Materials Inc. common stocks and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof. Effective June 1, 2016, employees can elect to contribute one to 100 percent of their annual bonus (beginning with their 2016 bonus, payable in 2017) as eligible compensation into the plan.
The Company makes a matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant’s eligible compensation to the participant’s retirement account (“retirement contributions”). For the plan year 2015, this discretionary contribution was made.
Employees hired after December 31, 2005 are not eligible for the Company’s defined benefit pension plan. These employees may, at the Company’s discretion, receive an annual contribution (“enhanced retirement contribution”) of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year. For the plan year 2015, this discretionary contribution was made. Effective June 1, 2016, eligible employees will begin to receive the enhanced retirement contribution each pay period versus annually and the contribution will no longer be contingent on the participant being employed on the last day of the year. Furthermore, the contribution will include overtime and additional straight time in addition to base pay and annual bonus. In June 2016, Rayonier will make a one-time lump sum contribution to eligible employees' accounts for the period of January 1, 2016 through May 31, 2016.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions, as well as retirement contributions, plus actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $25,053 for the year ended December 31, 2015. During 2015, forfeitures of $25,140 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2015 and 2014, the balance in forfeited, non-vested accounts totaled $63,097 and $60,998, respectively, and remains available in the Stable Value Fund (“MassMutual GIA”).
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into the Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time. As of June 1, 2016, the Rayonier Inc. Common Stock Fund was closed to new contributions. Transfers out of the fund will continue to be permitted, but no new investments or transfers into the fund will be allowed.
Participants are prohibited from transferring into the Rayonier Advanced Materials Common Stock Fund, but transfers out may occur at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, with the exception of fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held in the MassMutual GIA, are reported at contract value pursuant to Accounting Standards Update (“ASU”) No. 2015-12. Contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards update, all Plan investments in such contracts are presented at contract value in the Statements of Net Assets Available for Benefits. The guaranteed interest rate was 3.29 percent and 3.00 percent as of December 31, 2015 and 2014, respectively. The guaranteed interest rate is determined every six months.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and included within Net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

New or Recently Adopted Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the fair value disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. Additionally, the update removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015. The Plan elected to early adopt ASU No. 2015-07 as of December 31, 2015 and has applied the guidance retrospectively, as required.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which reduces complexity in employee benefit plan accounting. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that represent 5% or more of total net assets available for benefits. Additionally, the net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU No. 2015-12 is effective for annual reporting periods beginning after December 15, 2015. The plan elected to early adopt Part I and II of ASU No. 2015-12 as of December 31, 2015 and has applied the guidance in both parts retrospectively, as required. Part III is not applicable to this Plan.
Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. Effective June 1, 2016, the Plan was amended with respect to the definition of compensation and investment options. This amendment is further discussed in Note 1.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$11,046,983	—	—	$11,046,983
Rayonier Advanced Materials Common Stock Fund	1,315,668	—	—	1,315,668
Mutual Funds	2,937,109	—	—	2,937,109
Total Investments in the Fair Value Hierarchy	$15,299,760	—	—	$15,299,760

Investments Measured at Net Asset Value (a):
Pooled Separate Accounts				26,468,895

Total Investments at Fair Value				$41,768,655
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Investments at Fair Value:
Rayonier Inc. Common Stock Fund	$16,296,471	—	—	$16,296,471
Rayonier Advanced Materials Common Stock Fund	3,579,847	—	—	3,579,847
Total Investments in the Fair Value Hierarchy	$19,876,318	—	—	$19,876,318

Investments Measured at Net Asset Value (a):
Pooled Separate Accounts				30,915,467

Total Investments at Fair Value				$50,791,785

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value of Rayonier Inc. Common Stock Fund and Rayonier Advanced Materials Common Stock Fund are measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value. These non-pooled separate investment accounts are deemed to be Level 1 investments.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and to be Level 1 investments.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

MassMutual Pooled Separate Investment Accounts are measured using the unit value calculated based on the net asset value (“NAV”) of the underlying pool of securities. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2015 and 2014, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Dividends
The Plan received regular cash dividends of $1.00 per share on Rayonier Inc. stock owned and $0.28 per share on Rayonier Advanced Materials Inc. stock owned, totaling $499,817 and $37,565, respectively, for the year ended December 31, 2015.

5.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 472,657 and 545,425 shares of Rayonier Inc. common stock, respectively, which represented 0.4 percent of the total shares outstanding as of both December 31, 2015 and 2014. In addition, the Plan Sponsor paid certain expenses totaling $36,468.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document. The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2014. The letter states the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

8.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2015 and 2014.

2015
Net assets available for benefits per the financial statements	$61,424,998
Less: Contributions receivable at December 31, 2015	(21,736)
Interest receivable at December 31, 2015	—
Net assets available for benefits per Form 5500	$61,403,262

2014
Net assets available for benefits per the financial statements	$68,797,342
Less: Contributions receivable at December 31, 2014	(87,095)
Interest receivable at December 31, 2014	(570)
Net assets available for benefits per Form 5500	$68,709,677

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2015.

2015
Decrease in net assets available for benefits per the financial statements	$(7,372,344)
Change in contributions receivable	65,359
Change in interest receivable	570
Net loss per Form 5500	$(7,306,415)

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual GIA	Guaranteed Interest Account	$19,284,644
*	Rayonier Inc. Common Stock Fund (1)	Company Stock	11,046,983
*	MassMutual S&P 500 Index Fund	Pooled Separate Investment Account	10,532,945
*	Wells Fargo Advantage Dow Jones Target 2025	Pooled Separate Investment Account	2,544,400
*	MassMutual Select Small Company Value	Pooled Separate Investment Account	1,957,026
*	Wells Fargo Advantage Dow Jones Target 2045	Pooled Separate Investment Account	1,932,486
*	Select MetWest Total Return Bond	Pooled Separate Investment Account	1,730,806
*	Northern Mid Cap Index	Pooled Separate Investment Account	1,723,859
	American Funds EuroPacific Growth	Mutual Fund	1,603,482
*	MassMutual Select Growth Opportunities Fund	Pooled Separate Investment Account	1,478,009
*	Wells Fargo Advantage Dow Jones Target 2035	Pooled Separate Investment Account	1,409,182
*	Northern Small Cap Index	Pooled Separate Investment Account	23,927
	Rayonier Advanced Materials Common Stock Fund (2)	Common Stock	1,315,668
*	MFS Value	Pooled Separate Investment Account	1,187,919
*	Wells Fargo Advantage Dow Jones Target 2015	Pooled Separate Investment Account	830,948
*	MM MSCI EAFE International Equity Index	Pooled Separate Investment Account	468,067
*	Oppenheimer Developing Markets	Pooled Separate Investment Account	435,263
*	Wells Fargo Advantage Dow Jones Target 2055	Pooled Separate Investment Account	168,080
*	Northern Bond Index	Pooled Separate Investment Account	33,536
	Invesco Small Cap Discovery	Mutual Fund	1,333,627
*	Wells Fargo Advantage Dow Jones Target Today	Pooled Separate Investment Account	6,238
*	MassMutual Holding Account	Pooled Separate Investment Account	6,204
*	Notes Receivable from Participants (3)	Participant Loans	314,614
			$61,367,913

(1)	As of June 1, 2016, this investment was closed to new contributions.
(2)	This investment is closed to participant contributions.
(3)	The loans bear fixed interest rates which range from 4.25 percent to 5.00 percent with maturities through December 15, 2029.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

/s/	SHELBY L. PYATT
Shelby L. Pyatt
Plan Administrator

Date: June 24, 2016

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith